EXHIBIT 99.2
SEQUANS COMMUNICATIONS S.A.
AMENDMENT NO. 1 TO CONVERTIBLE PROMISSORY NOTE

This Amendment No. 1 to Convertible Promissory Note (the “Amendment”) is made as of June 30, 2017 by and between Sequans Communications S.A., a société anonyme incorporated in the French Republic (the “Company”) and Nokomis Capital Master Fund, LP, a Cayman Islands exempted limited partnership (the “Purchaser” and together with the Company, the “Parties”) and is made with reference to the Convertible Promissory Note issued as of April 14, 2015 (the “Note”) under and pursuant to that certain Convertible Note Agreement, dated as of April 14, 2015 (the “Purchase Agreement”), between the Parties. Unless otherwise indicated herein, capitalized terms used herein have the same meanings set forth in the Purchase Agreement.
WHEREAS, the Parties wish to amend the Note to increase the amount of secured indebtedness that may be owed by the Company to $25 million to accommodate the increase in the amount of the Company’s accounts receivable.
NOW, THEREFORE, the Parties hereby agree to amend the Note as follows:

1.	Amendments to Note.

a.	Amendments to Note.

i.	Article VI of the Note is hereby amended and restated in its entirety as follows:
“For so long as the Note is outstanding, the Company will not grant a consensual security interest or pledge its personal property assets to another third-party lender in connection with debt for borrowed money (other than purchase money security interests or capital leases incurred in the ordinary course of business and up to $25 million of secured indebtedness relating to a receivables facility or debt or letters of credit facilities) without the consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed, in particular in the case of a security interest or pledge granted or made to a strategic corporate partner or joint venture partner as a component of a financing transaction or other business relationship with a strategic corporate partner or joint venture partner (whether directly or involving an investment fund controlled by the relevant strategic corporate partner or joint venture partner)).”

ii.	Section 5.4 of the Note is hereby amended by deleting the last sentence of the Section and replacing it with the following language:
“In the event of an Organic Change prior to repayment in full of the Note, Purchaser shall elect, at its option, either (i) to require the Company to repurchase for cash all, but not less than all, of the Note at a price equal to the Accreted Principal Amount (including any accrued and unpaid interest), (ii) to convert all, but not less than all, of the Note, in each case effective immediately prior to such Organic Change or (iii) to convert the outstanding principal and any accrued but unpaid interest on the Note directly into the proceeds paid to the holders of Ordinary Shares (whether direct or in the form of ADSs) in connection with the Organic Change) in an amount equal to the proceeds that the Purchaser would have received if the Purchaser had elected option (ii).”

[Signature page to Amendment No. 1 to Note]

2.	Miscellaneous.

a.
Governing Law. The validity, interpretation and performance of this Amendment shall be governed by and construed in accordance with the internal laws of The French Republic (without regard to principles of conflicts of law). The parties agree that the competent courts within the jurisdiction of the Paris Court of Appeal (Cour d’Appel de Paris) shall have exclusive jurisdiction (and are deemed to be a convenient forum for each party) as to resolution of any dispute.

b.	Continuing Effect. Other than as set forth in this Amendment, all of the terms and conditions of the Note will continue in full force and effect.

c.
Amendment and Waiver. No modification of or amendment to this Amendment, nor any waiver of any rights under this Amendment, shall be effective unless in writing signed by the Company and the Purchaser. No delay or failure to require performance of any provision of this Amendment shall constitute a waiver of that provision as to that or any other instance.

d.	Successors and Assigns. The terms and conditions of this Amendment shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties.

[Signature page to Amendment No. 1 to Note]

IN WITNESS WHEREOF, the Company has executed and delivered this Amendment on July 17, 2017.
COMPANY:
SEQUANS COMMUNICATIONS S.A.

By:    /s/ Deborah Choate
Name:        Deborah Choate
Title:        Chief Financial Officer

PURCHASER:
NOKOMIS CAPITAL MASTER FUND, LP

By:    /s/ Brett Hendrickson
Name:        Brett Hendrickson
Title:        Portfolio Manager

[Signature page to Amendment No. 1 to Note]